
June 8, 2023

Daniel Miller
Chief Executive Officer
MachTen, Inc.
1516 Barlow Street, Suite D
Traverse City, MI

> **Re: MachTen, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed May 15, 2023**
> **File No. 000-56553**

Dear Daniel Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

Summary
Questions and Answers About the Spin-Off, page 3

1.   We note your disclosure that LICT will not hold shares in the company beyond 5 years from the date of the spin-off. Please clarify whether there is a business reason (e.g. avoidance of adverse tax consequences) for doing so.

Summary Unaudited Pro Forma Condensed Consolidated Financial Statements, page 10

2.   You disclose that the pro forma adjustments are "(i) directly attributable to the transactions, (ii) factually supportable and (iii) with respect to the statements of operations, expected to have a continuing impact on the consolidated results of operations of MAC". Please revise the disclosures to be consistent with the most recent rules outlined in Article 11-02 of Regulation S-X, and please confirm that your adjustments are consistent with these rules.

Risk Factors
Risks Related to Our Business, page 16

3.   We note that over half of your revenues are derived from the FCC's Alternative Connect America Cost Model ("A-CAM") program. Please revise the relevant risk factors and elsewhere as appropriate, by expanding your discussion of the A-CAM program. For example, please identify the services that you will need to provide to meet the requirements of the program, identify the steps you have already taken and those which you will need to meet with respect the build-out of your broadband facilities, and, to the extent applicable, disclose the material terms of any agreements between you and the FCC.

Risks Related to MAC Common Stock, page 25

4.   We note that your forum selection provision identifies the Court of Chancery in the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for actions arising under the Securities Act or Exchange Act. Please revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

5.   We note you identified a material weakness in your internal control over financial reporting. Accordingly, please revise to address what steps have been completed in your remediation plan to date, including any completed control design and testing procedures, what still remains to be completed, and revise to update your estimate of the expected timing of your remediation plan.

Management's Discussion and Analysis of Financial Condition and Results Of Operations
Results of Operations, page 47

6.   We note that your reference "Access Lines" as a key metric and your discussion elsewhere indicating the recent trend in declining access lines due to a variety of competitive reasons. Since your business is substantially dependent upon this metric, please expand where appropriate to how this metric is connected to the future growth of your business, such as the continuation of the Universal Service Fund programs and your participation therein.

Notes to the Financial Statements
14. Subsequent Events, page F-22

7. Please revise to disclose the date through which you evaluated subsequent events and whether the date was when the financial statements were issued or were available to be issued. Refer to ASC 855-10-50-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Elizabeth Gonzalez-Sussman